UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

XPONENTIAL FITNESS, INC.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

98422X101
(CUSIP Number)

Anthony Geisler
6789 Quail Hill Parkway #408
Irvine, CA 92603
Telephone: (949) 346-9793
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 7, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS The Anthony Geisler Trust U/A Dated 05/17/2011
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,076,689 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,076,689 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,076,689 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0% (see Item 5 below)
14	TYPE OF REPORTING PERSON OO

(1) Consists of (i) 1,052,514 shares of Class A Common Stock and (ii) 24,175 shares of Class B Common Stock (See Item 5).

1	NAME OF REPORTING PERSONS LAG Fit, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,523,188 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,523,188 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,523,188 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1% (see Item 5 below)
14	TYPE OF REPORTING PERSON CO

(1) Consists of (i) 83,330 shares of Class A Common Stock and (ii) 7,439,858 shares of Class B Common Stock (See Item 5).

1	NAME OF REPORTING PERSONS Anthony Geisler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,680,408 (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,680,408 (2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,680,408 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3% (see Item 5 below)
14	TYPE OF REPORTING PERSON IN

(2) Consists of: (i) 80,531 shares of Class A Common Stock subject to restricted stock units (RSUs) awards granted to Mr. Geisler that will vest within 60 days of the date hereof, (ii) 1,052,514 shares of Class A Common Stock held directly by the Anthony Geisler Trust U/A Dated 05/17/2011 (the “Trust”), (iii) 24,175 shares of Class B Common Stock held directly by the Trust, (iv) 83,330 shares of Class A Common Stock held by LAG Fit, Inc. and (v) 7,439,858 shares of Class B Common Stock held by LAG Fit, Inc. (See Item 5).

EXPLANATORY STATEMENT

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the initial statement on Schedule 13D, filed on August 5, 2021 (as amended, the “Schedule 13D”) filed by the undersigned, as amended by the Amendment No. 1 thereto (“Amendment No. 1”) filed on August 31, 2021. This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings given to them in the Schedule 13D.

Item 2. Identity and Background

Item 2(a) of the Schedule 13D is hereby amended and replaced in its entity with the following language:

(a)
This Schedule 13D is being filed on behalf of (i) the Anthony Geisler Trust U/A Dated 05/17/2011 (the “Trust”), (ii) LAG Fit, Inc., a Delaware corporation (“LAG Fit”), and (iii) Anthony Geisler (collectively, the “Reporting Persons”). Mr. Geisler is the trustee of the Trust. LAG Fit is wholly owned by Mr. Geisler, who also serves as its sole director and officer.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following language:

In connection with Reporting Persons’ participation in the secondary offering of shares of the Issuer’s Class A Common Stock pursuant to the Issuer’s prospectus supplement dated February 7, 2023 (the “Prospectus Supplement”), the Trust redeemed 1,000,000 LLC Units, together with the cancellation of 1,000,000 shares of Class B Common Stock, for 1,000,000 shares of Class A common stock, which were sold in the secondary offering.

On February 7, 2023, the Trust and certain other stockholder of the Issuer (collectively, the “Selling Stockholders”) entered into an underwriting agreement (the “February 2023 Underwriting Agreement”) with BofA Securities, Inc. and Jefferies LLC, as representatives of the several underwriters listed in Schedule A thereto (collectively, the “Underwriters”) and the Issuer, pursuant to which the Underwriters agreed to purchase an aggregate of 5,000,000 shares of the Issuer’s Class A Common Stock with an option to purchase up to an additional 750,000 shares of Class A Common Stock, from the Selling Stockholders at the public offering price of $24.50 per share, less the underwriting discount of $1.164 per share.  The Trust sold 1,000,000 shares of Class A Common Stock pursuant to the February 2023 Underwriting Agreement, which transactions closed on February 10, 2023.

Item 5. Interest in Securities of the Issuer

Item 5(a) and (b) of the Schedule 13D are hereby amended and replaced in their entirety with the following language:

(a)-(b)

As of the date hereof:

•
The Trust directly owns (i) 1,052,514 shares of Class A Common Stock and (ii) 24,175 shares of Class B Common Stock, for an aggregate of 1,076,689 shares of Common Stock, representing approximately 2.0% of the Issuer’s combined voting power. The Trust has shared dispositive and voting power over such shares. In addition, the Trust directly owns 24,175 LLC Units, each of which may be redeemed for, together with the cancellation of a share of Class B Common Stock, one share of Class A Common Stock or a cash payment equal to the volume weighted average market price of one share of Class A Common Stock for each LLC Unit redeemed.

•
LAG Fit, Inc. directly owns (i) 83,330 shares of Class A Common Stock and (ii) 7,439,858 shares of Class B Common Stock, for an aggregate of 7,523,188 shares of Common Stock, representing approximately 14.1% of the Issuer’s combined voting power.  LAG Fit, Inc. has shared dispositive and voting power over such shares. In addition, LAG Fit directly owns 7,439,858 LLC Units, each of which may be redeemed for, together with the cancellation of a share of Class B Common Stock, one share of Class A Common Stock or a cash payment equal to the volume weighted average market price of one share of Class A Common Stock for each LLC Unit redeemed.

•
As the trustee of the Trust, Mr. Geisler may be deemed the beneficial owner of an aggregate of 1,076,689 shares of Common Stock held by the Trust. As the sole director and stockholder of LAG Fit, Mr. Geisler may be deemed the beneficial owner of an aggregate of 7,523,188 shares of Common Stock held by LAG Fit.  In addition, Mr. Geisler directly owns 80,531 shares of Class A Common Stock subject to restricted stock units (RSUs) awards granted to Mr. Geisler that will vest within 60 days of the date hereof, and Mr. Geisler has sole power to dispose and vote such shares.  Accordingly, Mr. Geisler beneficially owns an aggregate of 8,680,408 shares of Common Stock, representing approximately 16.3% of the Issuer’s combined voting power.

The percentages of beneficial ownership reported herein represent combined voting power, or the percentages of voting power of the Issuer’s Class A Common Stock and Class B Common Stock held by such person voting together as a single class.  Each holder of Class A Common Stock and Class B Common Stock is entitled to one vote per share on all matters submitted to Issuer’s stockholders for a vote.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons disclaims beneficial ownership of all of the shares of Class A Common Stock included in this report, except to the extent of any pecuniary interests therein, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following language:

The responses to Item 4 of this Schedule 13D is incorporated by reference herein.

Lock-Up Agreement

In connection with the secondary offering, the Issuer, its executive officers, directors and the Selling Stockholders have agreed not to sell or transfer any common stock for 60 days after the date of the Prospectus Supplement (the “restricted period”) without first obtaining the written consent of BofA Securities, Inc. and Jefferies LLC. Specifically, the Issuer and these other persons have agreed, with certain limited exceptions, not to directly or indirectly: offer, pledge, sell or contract to sell any common stock; sell any option or contract to purchase any common stock; purchase any option or contract to sell any common stock; grant any option, right or warrant for the sale of any common stock; lend or otherwise dispose of or transfer any common stock; request or demand that the Issuer file or make a confidential submission of a registration statement related to the common stock; or enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise (the “Lock-Up Agreement”).

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following language:

Exhibit
Number

5	Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on February 10, 2023).

6	Form of Lock-Up Agreement (incorporated by reference to Exhibit A to the Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on February 10, 2023).

7	Agreement of Joint Filing, as required by Rule 13d-1(k)(1) under the Act, dated as of February 22, 2023, by and among the Anthony Geisler Trust U/A 05/17/2011, LAG Fit, Inc. and Anthony Geisler.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2023

THE ANTHONY GEISLER TRUST U/A 05/17/2011

By:	/s/ Anthony Geisler
Name:	Anthony Geisler
Title:	Trustee

LAG FIT, INC.

By:	/s/ Anthony Geisler
Name:	Anthony Geisler
Title:	President

ANTHONY GEISLER

/s/ Anthony Geisler__________________
Name: Anthony Geisler